a:\Form4RT.doc
                U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC  20549

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

___    Check box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

1.  Name and Address of Reporting Person       Tuberosa, Rick
                                               6507 King Palm Way
                                               Apollo Beach, FL  33572

2.  Issuer Name and Ticker or Trading          Network Systems International,
    Symbol                                     Inc.
                                               (NESI)

3.  IRS Number of Reporting Person, if an      ###-##-####
Entity (Voluntary)

4.  Statement for Month/Year:                  November, 1997

5.  If Amendment, Date of Original             N/A

6.  Relationship of Reporting Person to        Director
Issuer
     (Check all applicable)

7.  Individual or Joint/Group Filing           _x__ Form filed by one Reporting
(Check applicable line)                        Person
                                               ___ Form filed by more than
                                               one Reporting Person.

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1.  Title of Security                         Common Stock

2.  Transaction Date  (Month/Day/Year)        11/3/97

3. Transaction Code  (Instr. 8)               Code:   S
                                              V:

4.  Securities Acquired (A) or Disposed of    Amt:       1,240
(D)
                                              (A) or     D
                                              (D)
                                              Price:     $10.00

5.  Amount of Securities Beneficially Owned
at End of Month                               0

6.  Ownership form:  Direct (D) or Indirect
(I)

7.  Nature of Indirect Beneficial
Ownership:

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security                                       N/A

2.  Conversion or Exercise Price of Derivative Security

3.  Transaction Date (Month/Day/Year)

4.  Transaction Code                                        Code:

                                                            V:

5.  Number of Derivative Securities Acquired (A) or         (A)
Disposed of (D)
                                                            (D)

6.  Date Exercisable and Expiration Date                    Date
   (Month/Day/Year)                                         Exer-
                                                            cisable

                                                            Expira-
                                                            tion
                                                            Date

7.  Title and Amount of Underlying Securities               Title

                                                            Amount
                                                            or
                                                            Number
                                                            of
                                                            Shares

8.  Price of Derivative Security:

9. Number of Derivative Securities Beneficially Owned at End of Month:

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)

11.  Nature of Indirect Beneficial Ownership



/s/ Rick Tuberosa
Signature of Reporting Person


Date:   12/2/97